NEWS RELEASE
Richmont Mines Inc., 1501 McGill College Avenue, Suite 2930, Montreal, QC H3A 3M8 Canada

IMMEDIATE RELEASE

RICHMONT MINES REPORTS ITS RESULTS FOR
THE SECOND QUARTER OF 2009

  Gold sales of 13,250 ounces at US$891 (CAN$1,075) per ounce

  More than $3 million invested in exploration

  Exploration and development work started at the Francoeur project

  $25.5 million in working capital as at June 30, 2009 and no long-term debt

MONTREAL, Quebec, Canada, July 30, 2009 - Richmont Mines Inc. (TSX/NYSE Amex: RIC), a gold exploration, development and production company with operations in Canada, today announced financial and operational results for its second quarter ended June 30, 2009. Financial results are based on Canadian GAAP and dollars are reported in Canadian currency, unless otherwise noted.

Revenue for the second quarter of 2009 was $15.7 million, relatively similar to the $16.2 million in revenue for the second quarter of 2008. However, during the second quarter of 2009, 13,250 ounces of gold were sold at an average price of US$891 (CAN$1,075) per ounce, compared with 17,111 ounces of gold sold at an average price of US$853 (CAN$909) per ounce for the same period last year. Total precious metals revenue was down, at $14.2 million for the second quarter of 2009, compared with $15.6 million in the second quarter of 2008, due to a 23% drop in the number of ounces of gold sold. The selling price per ounce in Canadian dollars was 18% higher however, and this partly offset the reduction in number of gold ounces sold, largely attributable to lower production from the Beaufor Mine.

Operating costs, including royalties, for the second quarter of 2009 were $11.9 million compared with $10.9 million for the same period the prior year, reflecting rising production costs. The average cash cost per ounce of gold sold rose from US$598 (CAN$638) in the second quarter of 2008 to US$745 (CAN$899) in the second quarter of 2009, due to a significantly lower recovered grade at the Beaufor and Island Gold mines.

Exploration and project evaluation costs were down $0.7 million to stand at $3.0 million in the second quarter of 2009, compared with $3.7 million in the second quarter of 2008. The Company continues its efforts to grow its reserve base and incurred approximately $1.0 million in exploration costs at the Beaufor Mine and $1.2 million at the Island Gold Mine. A major exploration program is underway at the Francoeur project and $0.8 million was incurred in exploration work during the period.

Richmont posted a net loss of $1.4 million, or $0.05 per share, compared with net earnings of $0.04 million for the second quarter of 2008. This shift from earnings to loss is primarily due to lower gold sales and higher operating costs.

RICHMONT MINES REPORTS ITS RESULTS FOR THE SECOND QUARTER OF 2009
July 30, 2009

Six-Month Review

For the six-month period ended June 30, 2009, revenue was $35.6 million, or 14% above the $31.2 million in revenue for the same period in 2008, despite a 7% decrease in the number of ounces of gold sold. The 19% hike in the average selling price per ounce of gold in Canadian dollars, and the higher number of tonnes custom-milled at the Camflo Mill more than offset the drop in gold sales.

Operating costs, including royalties, for the six-month period ended June 30, 2009 were $25.4 million, up $4.0 million over operating costs of $21.4 million during the same period last year, primarily due to the greater number of tonnes produced at the Island Gold Mine, and higher mining costs at the Beaufor Mine.

Exploration and project evaluation costs were $4.2 million during the first half of 2009, compared with $4.8 million during the same period in 2008. In 2009, a major exploration program was launched at the Francoeur project, whereas in 2008, a substantial amount had been invested at the Golden Wonder project. Also, exploration costs in 2009 at the Island Gold and Beaufor mines were higher, reflecting the ongoing exploration programs.

Net earnings were $0.04 million for the first half of 2009, compared with net earnings of $0.4 million, or $0.02 per share, during the six-month period ended June 30, 2008.

Financial Position and Capital Structure

At June 30, 2009, cash and cash equivalents were $23.0 million, compared with $26.0 million at December 31, 2008. This $3.0 million decrease is primarily attributable to capital expenditures of $3.7 million, mainly at the Island Gold Mine, combined with $0.7 million in cash flow generated from operating activities. Cash equivalents consist of $11.6 million in Canadian bankers acceptance and bank discount notes with high-level credit ratings, and $11.4 million in cash deposited in a major Canadian chartered bank. Richmont Mines has no long-term debt obligations and has $25.5 million in working capital, with only 26.1 million shares outstanding.

Island Gold Mine
	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2009	2008	2009	2008

Tonnes	46,659	39,818	97,687	71,506
Head grade (g/t)	5.95	6.85	6.42	7.02
Gold recovery (%)	95.77	95.86	95.09	95.39
Recovered grade (g/t)	5.70	6.57	6.10	6.70
Ounces sold	8,549	8,409	19,162	15,401
Cash cost per ounce (US$)	759	733	722	746

Investment in property, plant and equipment (thousands of CAN$)	1,378	566	2,669	1,041
Exploration expenses (thousands of CAN$)	1,227	455	1,595	767

Deferred development metres	357	5	794	123

Diamond drilling (metres)
Definition	6,297	3,755	9,863	8,236
Exploration	1,078	-	1,078	-

RICHMONT MINES REPORTS ITS RESULTS FOR THE SECOND QUARTER OF 2009
July 30, 2009

During the second quarter of 2009, 46,659 tonnes of ore from the Island Gold Mine were processed at an average recovered grade of 5.70 g/t, and 8,549 ounces of gold were sold at an average price of US$886 (CAN$1,069) per ounce. For the same period last year, 39,818 tonnes of ore were processed at an average recovered grade of 6.57 g/t, and 8,409 ounces of gold were sold at an average price of US$845 (CAN$901) per ounce. Cash cost of production at Island Gold was US$759 (CAN$915) during the quarter, compared with cash cost of production of US$733 (CAN$782) for the same period last year. The higher cash cost of production is primarily due to a 13% decrease in the recovered grade, essentially reflecting the lower grade of processed development ore, and to increased definition drilling, reaching 6,297 metres in 2009 compared with 3,755 metres in 2008. The milling capacity continues to increase and the daily production rate in peak periods exceeded 750 tonnes per day.

For the six-month period ended June 30, 2009, 97,687 tonnes of ore were processed at an average recovered grade of 6.10 g/t, and 19,162 ounces of gold were sold at an average price of US$917 (CAN$1,106) per ounce. The mine output continues to increase, as the number of tonnes processed is up 37% and the number of gold ounces sold is up 24% compared with the first six months of 2008. However, the average recovered grade was below expectations and is 9% lower than for the corresponding period in 2008, due to the processing of a greater than expected proportion of development ore.

Mr. Martin Rivard, President and CEO of Richmont Mines, commented: “Since the start of the year, several improvements have been observed at the Island Gold Mine, namely in terms of workplace health and safety performance, lateral drifting, and milling capacity. However, the performance in production stopes is below expectations. Considering the advancement of development and the addition of production equipment, we expect an improvement in the performance in production stopes by the end of the year.”

Beaufor Mine
	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2009	2008	2009	2008

Tonnes	22,806	29,062	52,269	59,759
Head grade (g/t)	6.69	9.45	6.53	8.85
Gold recovery (%)	95.87	98.54	97.60	98.29
Recovered grade (g/t)	6.41	9.31	6.37	8.69
Ounces sold	4,701	8,702	10,702	16,705
Cash cost of production per ounce (US$)	722	467	676	512

Investment in property, plant and equipment (thousands of CAN$)	179	26	388	106
Exploration expenses (thousands of CAN$)	992	861	1,798	1,411

Deferred development metres	271	-	362	-

Diamond drilling (metres)
Definition	4,662	2,801	8,781	4,550
Exploration	10,560	9,582	16,536	15,439

RICHMONT MINES REPORTS ITS RESULTS FOR THE SECOND QUARTER OF 2009
July 30, 2009

During the second quarter of 2009, 22,806 tonnes of ore from the Beaufor Mine were processed at an average recovered grade of 6.41 g/t, and 4,701 ounces of gold were sold at an average price of US$899 (CAN$1,084) per ounce. In the same quarter of 2008, 29,062 tonnes of ore were processed at an average recovered grade of 9.31 g/t, and 8,702 ounces of gold were sold at an average price of US$860 (CAN$917) per ounce. Cash costs at the Beaufor Mine increased substantially to US$722 (CAN$871) per ounce sold in the second quarter of 2009, compared with US$467 (CAN$498) in the second quarter of 2008. This cost increase is due to a lower production, a 31% drop in the recovered grade, and higher expenses for definition drilling. The lower grade can largely be explained by the disappointing results from room-and-pillar stopes, where very good grades are usually obtained.

During the first half of 2009, 52,269 tonnes of ore were processed at an average recovered grade of 6.37 g/t, and 10,702 ounces of gold were sold at an average price of US$917 (CAN$1,106) per ounce. In the first six months of 2008, 59,759 tonnes of ore were processed at an average recovered grade of 8.69 g/t, and 16,705 ounces of gold were sold at an average price of US$877 (CAN$935) per ounce. The number of tonnes processed for the first six months of 2009 is 13% lower than for the same period in 2008, but is within forecasted levels. Cash costs per ounce in Canadian dollars increased by 49% compared with the corresponding period in 2008, due to a 27% drop in the recovered grade and higher mining costs.

The definition drilling program is ongoing, with 8,781 metres drilled compared with 4,550 metres drilled during the first six months of 2008.

Exploration at the Beaufor Mine

During the second quarter of 2009, a total of 10,560 metres were drilled at the Beaufor Mine, including 7,712 metres targeting depth extensions below the current mining infrastructure. Drilling results obtained since the start of the year 2009 have not led to any significant increase in inferred resources in the zones at depth compared with the resource calculation as of December 31, 2008.

In order to increase the inferred resource base below existing infrastructure, new targets will be drill-tested by the end of 2009. The main targets are primarily located along the east and west extensions of the Q Zone, the depth extension of the C Zone, and the area proximal to the Perron Fault.

Camflo Mill

During the second quarter of 2009, Richmont custom-milled 41,504 tonnes of ore at the Camflo Mill, compared with 16,690 tonnes during the second quarter of 2008. In June 2009, the Camflo Mill celebrated an important milestone in its performance in workplace health and safety, reaching three years without a single compensable accident.

Francoeur

As previously announced, Richmont has decided to proceed with an exploration program at the Francoeur project, located in Quebec, where in the past, 345,000 ounces of gold were produced from ore largely processed at the Camflo Mill, until operations ceased in 2001 when the relatively low price of gold at the time did not justify further capital expenditures. During the second quarter of 2009, the Company began preparation work in order to proceed with dewatering of underground openings and refurbishing of the existing hoist and related infrastructure. The power supply was connected in early July, which enabled the start of groundwater pumping. A surface drilling program of about 8,000 metres will be completed over the course of the summer, in order to establish the exploration potential in certain parts of the mine. During the quarter, exploration expenses at the Francoeur project were $0.8 million, whereas $0.4 million was invested in capital expenditures. A NI 43-101 compliant technical report will be filed during the first week of August 2009.

RICHMONT MINES REPORTS ITS RESULTS FOR THE SECOND QUARTER OF 2009
July 30, 2009

Outlook

Mr. Rivard concluded: “We are focussing our efforts on lowering production costs at our two mining operations, while pursuing our exploration programs. We are pleased with the start-up of exploration and development work at the Francoeur project, one of our former mining operations and a project that fits into our growth strategy. We will continue to consider potential acquisitions and partnership opportunities to further our growth and increase our reserve and resource base.”

Martin Rivard
President and Chief Executive Officer

About Richmont Mines Inc.

Richmont produces gold from its operations in Canada and is focused on building its reserves in North America, and has extensive experience in gold exploration, development and mining. Since it began production in 1991, Richmont has produced more than one million ounces of gold from its holdings in Quebec, Ontario and Newfoundland. Richmont’s strategy is to cost-effectively develop and exploit its gold mining assets, or develop partnerships to expand its reserve base. Richmont routinely posts news and other important information on its website at: www.richmont-mines.com.

Forward-Looking Statements

This news release contains forward-looking statements that include risks and uncertainties. When used in this news release, the words “estimate”, “project”, “anticipate”, “expect”, “intend”, “believe”, “hope”, “may” and similar expressions, as well as “will”, “shall” and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on current expectations and apply only as of the date on which they were made.

The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenue and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be set out in Richmont Mines’ Annual Information Form, Annual Reports and periodic reports.

Cautionary Note to U.S. Investors Concerning Resource Estimates

The resource estimate in this news release is prepared in accordance with Regulation 43-101 adopted by the Canadian Securities Administrators. The requirements of R 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”). In this news release, we use the terms “measured”, “indicated” and “inferred” resources. Although these terms are recognized and required in Canada, the SEC does not recognize them. The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that constitute “reserves”. Under United States standards, mineralization may not be classified as a reserve unless the determination has been made that the mineralization could be economically and legally extracted at the time the determination is made. United States investors should not assume that all or any portion of a measured or indicated resource will ever be converted into “reserves”. Further, “inferred resources” have a great amount of uncertainty as to their existence and whether they can be mined economically or legally, and United States investors should not assume that “inferred resources” exist or can be legally or economically mined, or that they will ever be upgraded to a higher category.

For more information, please contact:

Richmont Mines Inc. Phone: 514 397-1410 E-mail: info@richmont-mines.com	Ticker symbol: RIC Listings: TSX - NYSE Amex Web Site: www.richmont-mines.com

FINANCIAL STATEMENTS FOLLOW.

RICHMONT MINES REPORTS ITS RESULTS FOR THE SECOND QUARTER 2009
July 30, 2009

EXPLORATION PROPERTIES
	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2009	2008	2009	2008
	$	$	$	$

Exploration costs – Mines
Beaufor Mine	992	861	1,798	1,411
Island Gold Mine	1,227	455	1,595	767

	2,219	1,316	3,393	2,178

Exploration costs – Other properties
Francoeur / Wasamac properties	768	59	960	99
Golden Wonder property	-	1,340	-	1,814
Other properties	-	2	18	10
Project evaluation	46	111	147	161

	3,033	2,828	4,518	4,262

Exploration tax credits	(20)	(4)	(287)	(357)
Reversal of exploration tax credits recorded in 2007	-	850	-	850

	3,013	3,674	4,231	4,755

RICHMONT MINES REPORTS ITS RESULTS FOR THE SECOND QUARTER 2009
July 30, 2009

FINANCIAL DATA
	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
CAN$	2009	2008	2009	2008
Results (in thousands of $)
Revenue	15,736	16,227	35,639	31,188
Net earnings (loss)	(1,390)	37	43	443
Cash flow from (used in) operations	(2,324)	1,326	740	3,869

Results per share ($)
Net earnings (loss) basic and diluted	(0.05)	-	-	0.02

Basic weighted average number of common shares outstanding (thousands)	26,111	24,030	26,108	24,042
Average selling price of gold per ounce	1,075	909	1,106	927
Average selling price of gold per ounce (US$)	891	853	917	870

		June 30,	December 31,
		2009		2008

Financial position (in thousands of $)
Total assets		83,158		82,881
Working capital		25,534		26,753
Long-term debt		-		-

SALES AND PRODUCTION DATA
	Three-month period ended June 30,
		Ounces of gold		Cash cost
				(per ounce sold)
	Year	Sales	Production	US$	CAN$
Island Gold Mine	2009	8,549	9,925	759	915
	2008	8,409	8,547	733	782
Beaufor Mine	2009	4,701	4,398	722	871
	2008	8,702	10,014	467	498
Total	2009	13,250	14,323	745	899
	2008	17,111	18,561	598	638

	Six-month period ended June 30,
		Ounces of gold		Cash cost
				(per ounce sold)
	Year	Sales	Production	US$	CAN$
Island Gold Mine	2009	19,162	19,431	722	871
	2008	15,401	16,555	746	795
Beaufor Mine	2009	10,702	9,249	676	816
	2008	16,705	20,399	512	546
Total	2009	29,864	28,680	706	851
	2008	32,106	36,954	624	665
	Average exchange rate used for 2008: US$1 = CAN$1.0660
	2009 estimated exchange rate: US$1 = CAN$1.2062

RICHMONT MINES REPORTS ITS RESULTS FOR THE SECOND QUARTER 2009
July 30, 2009

CONSOLIDATED STATEMENTS OF EARNINGS
	(in thousands of Canadian dollars)
(Unaudited)	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2009	2008	2009	2008
	$	$	$	$

REVENUE
Precious metals	14,237	15,553	33,027	29,747
Other	1,499	674	2,612	1,441

	15,736	16,227	35,639	31,188

EXPENSES
Operating costs	11,528	10,551	24,614	20,648
Royalties	389	361	807	708
Custom milling	994	358	1,711	358
Administration	999	835	1,918	1,662
Exploration and project evaluation	3,013	3,674	4,231	4,755
Accretion expense – asset retirement obligations	44	43	113	86
Depreciation and depletion	1,249	1,434	2,604	2,639
Loss (gain) on disposal of mining assets	(578)	-	(580)	20

	17,638	17,256	35,418	30,876

EARNINGS (LOSS) BEFORE OTHER ITEMS	(1,902)	(1,029)	221	312

MINING AND INCOME TAXES	(402)	(1,238)	187	(515)

	(1,500)	209	34	827

MINORITY INTEREST	(110)	172	(9)	384

NET EARNINGS (LOSS)	(1,390)	37	43	443

NET EARNINGS (LOSS) PER SHARE
basic and diluted	(0.05)	-	-	0.02

BASIC AND DILUTED WEIGHTED AVERAGE NUMBER
OF COMMON SHARES OUTSTANDING (thousands)	26,111	24,030	26,108	24,042

See accompanying notes to consolidated financial statements available on SEDAR (www.sedar.com).

RICHMONT MINES REPORTS ITS RESULTS FOR THE SECOND QUARTER 2009
July 30, 2009

CONSOLIDATED BALANCE SHEETS
	(in thousands of Canadian dollars)
	June 30,	December 31,
	2009	2008
	$	$
	(Unaudited)	(Audited)

ASSETS

CURRENT ASSETS
Cash and cash equivalents	22,991	26,021
Restricted cash	83	116
Short-term investments	672	121
Accounts receivable	1,326	986
Mining and income taxes receivable	2,056	1,586
Inventories	6,516	6,012

	33,644	34,842

PROPERTY, PLANT AND EQUIPMENT	49,514	48,039

	83,158	82,881

LIABILITIES

CURRENT LIABILITIES
Accounts payable and accrued charges	8,097	6,912
Mining and income taxes payable	13	1,177

	8,110	8,089

ASSET RETIREMENT OBLIGATIONS	4,878	4,664

MINORITY INTEREST	2,014	2,024

FUTURE MINING AND INCOME TAXES	1,018	1,086

	16,020	15,863

SHAREHOLDERS’ EQUITY

Capital stock	64,701	64,672
Contributed surplus	5,849	5,678
Deficit	(3,077)	(3,096)
Accumulated other comprehensive income	(335)	(236)

	67,138	67,018

	83,158	82,881

See accompanying notes to consolidated financial statements available on SEDAR (www.sedar.com).

RICHMONT MINES REPORTS ITS RESULTS FOR THE SECOND QUARTER 2009
July 30, 2009

CONSOLIDATED STATEMENTS OF CASH FLOW
	(in thousands of Canadian dollars)
(Unaudited)	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2009	2008	2009	2008
	$	$	$	$

CASH FLOW FROM (USED IN) OPERATING ACTIVITIES
Net earnings (loss)	(1,390)	37	43	443
Adjustments for:
Depreciation and depletion	1,249	1,434	2,604	2,639
Stock-based compensation	99	135	200	276
Accretion expense – asset retirement obligations	44	43	113	86
Loss (gain) on disposal of mining assets	(578)	-	(580)	20
Gain on disposal of short-term investments	-	(7)	-	(42)
Minority interests	(110)	172	(9)	384
Future mining and income taxes	(392)	(165)	(68)	(339)

	(1,078)	1,649	2,303	3,467

Net change in non-cash working capital items	(1,246)	(323)	(1,563)	402

	(2,324)	1,326	740	3,869

CASH FLOW USED IN INVESTING ACTIVITIES
Property, plant and equipment – Island Gold Mine	(1,378)	(566)	(2,669)	(1,041)
Property, plant and equipment – Beaufor Mine	(179)	(26)	(388)	(106)
Property, plant and equipment – Francoeur project	(413)	-	(413)	-
Other property, plant and equipment	(181)	(265)	(285)	(535)
Disposal of mining assets	1	41	9	55
Acquisition of short-term investments	-	(10)	-	(23)
Disposal of short-term investments	-	52	-	703
Cash received from an advance to a minority partner	-	375	-	750

	(2,150)	(399)	(3,746)	(197)

CASH FLOW FROM (USED IN) FINANCING ACTIVITIES
Issue of common shares	68	6	82	25
Redemption of common shares	(46)	(224)	(106)	(264)

	22	(218)	(24)	(239)

Net increase (decrease) in cash and cash equivalents	(4,452)	709	(3,030)	3,433

Cash and cash equivalents, beginning of period	27,443	30,015	26,021	27,291

Cash and cash equivalents, end of period	22,991	30,724	22,991	30,724

See accompanying notes to consolidated financial statements available on SEDAR (www.sedar.com).